Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-84063


                              KIRLIN HOLDING CORP.

                         300,000 Shares of Common Stock

         This prospectus relates to up to 300,000 shares of common stock of Kirlin Holding Corp. that may be offered for resale for the account of the stockholder set forth in this prospectus under the heading "Selling Stockholder" beginning on page 10.

         Our common stock is traded on The Nasdaq SmallCap Market, under the symbol KILN. On August 11, the last reported sale price of our common stock was $7.00.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


               The date of this prospectus is August 13, 1999.

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.


         Table of Contents
                                                                         Page
                                                                        -----
Business Summary  .....................................................   3

Risk Factors ..........................................................   4

Use of Proceeds .......................................................  10

Selling Stockholder ...................................................  10

Plan of Distribution ..................................................  11

Legal Matters .........................................................  11

Experts ...............................................................  12

Where You Can Find More Information ...................................  12




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                                       2

         The information in this Prospectus gives effect to a 2-for-1 stock split, accomplished by declaration of a 100% stock dividend payable on July 30, 1999, to all stockholders of record on July 14, 1999.

                                Business Summary


         We are a holding company engaged in securities brokerage, securities trading and investment and merchant banking, primarily through Kirlin Securities, Inc., one of our operating subsidiaries.

         Kirlin Securities is registered as a broker-dealer with the SEC and is a member of the NASD. Kirlin Securities is a full service, retail-oriented brokerage firm, specializing in the trading and sale of both equity and fixed income securities, including mutual funds. Kirlin Securities also offers a managed assets portfolio program to manage the financial assets of its clients. At June 30, 1999, Kirlin Securities maintained over 15,000 retail customer accounts, which held over $850 million in assets. Kirlin Securities is licensed to conduct activities as a broker-dealer in the District of Columbia and in 47 states, and operates primarily from its headquarters in Syosset, New York, as well as five branch offices located in California, New Jersey and New York.

         We also engage in merchant banking through Greenleaf Capital Partners II, LLC., a recently formed private investment that has been capitalized through a $5,900,000 private placement. Our wholly-owned subsidiary, Greenleaf Capital Management Corp., is the Manager of this fund.

         We are also an 80.1% owner of VentureHighway.com Inc., a recently-formed company that owns and operates VentureHighway.com, a branded website designed to serve as an interactive portal for the matching of companies seeking funding with qualified investors seeking to fund these companies, and the facilitation of private placements and public offerings of securities of companies.

         Kirlin Holding was incorporated under the laws of the State of Delaware on July 28, 1994 to serve as a holding company for Kirlin Securities. Kirlin Securities was incorporated under the laws of the State of Delaware on January 6, 1988. Our principal executive offices are located at 6901 Jericho Turnpike, Syosset, New York 11791 and our telephone number is (800) 899-9400.

                                  Risk Factors


     You should carefully consider the risks described below before you decide to invest in our company. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

A downturn in the securities markets may cause our revenues to decline and harm our business.

     Our business, and the securities industry generally, is directly affected by many factors that are beyond our control and that could cause a downturn in the securities markets, including the following factors:

          .    A national and international political and economic conditions;
          .    broad trends in business and finance;
          .    interest rate levels and changes in interest rate levels;
          .    changes in tax laws; and
          .    changes in government and self-regulatory organization
               regulations.

     If there is a market downturn, our revenues are likely to decline and, if we were unable to reduce our expenses at the same pace, our results of operation would deteriorate. For example:

          . A market downturn could lead to a decline in the volume of transactions that we execute for our customers and would reduce the revenues we receive from commissions and spreads.
          . A market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management business.
          . A market downturn could reduce the number and size of transactions for which we provide underwriting or placement agent services.

Our business is subject to risks of losses from trading activities.

     Our proprietary trading activities involve the purchase, sale or short sale of securities as principal. We face the risk of changes in the market prices of those securities and the risk of a decrease in the liquidity of markets for those securities, which could limit our ability to resell securities purchased or to repurchase securities sold in principal transactions. Our trading department maintains inventories of equity and debt securities on both a long and short basis. If we have any long positions (i.e., own securities), a

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

downturn in the market could reduce the value of our positions and result in losses. Conversely, if we have short positions (i.e., have sold securities we do not own), an upturn in the market could expose us to unlimited losses as we attempt to cover our short position by acquiring securities in a rising market.

Our business is subject to risks of losses from underwriting activities.

     Our business is subject to risks of losses from underwriting activities. As an underwriter, we commit to purchasing securities from an issuer and assume the risk that we may not be able to resell such securities to our customers. As we increase our underwriting business and serve as manager or co-manager of public offerings of securities, we expect to make increased commitments of our capital for this purpose and thus increase our exposure to this risk. Further, we expect that increased underwriting activity will also increase our commitment of capital for the purpose of making a market in these securities following an offering. The increased concentration of our capital in these securities will increase our exposure to trading risks regarding these securities.

     Under applicable law, as an underwriter we are subject to substantial potential liability for misstatements or omissions of material facts in prospectuses and other communications with respect to such offerings and we may not be able to obtain indemnification from the issuers of these securities for this liability.

Our business is subject to risks of losses from long term and speculative merchant banking investments.

     We make long term merchant banking investments that are usually speculative and involve a high degree of risk. The long term nature of these investments also increases our exposure to market risks and restricts the use of our capital for longer periods of time. Since these investments are sometimes illiquid, we may be unable to realize gains or reduce losses during periods of fluctuating values of these investments

     Because of the present level of our capital (we had stockholders' equity of $9,575,000 at March 31, 1999), a large reduction in value of one or more of our investments could have a significant impact on our capital.

Our merchant banking and proprietary trading investments may cause our operating results to fluctuate widely regardless of whether we have liquidated our investments and actually realized gain or loss.

     We must value our merchant banking and proprietary trading investments on a quarterly basis at a price related to the current market prices of such securities. Accordingly, a large fluctuation in the market prices of these securities, regardless of whether we have liquidated them and actually realized gain or loss, can have a significant impact upon our results of operation for that quarter, particularly so since we had total revenues of $15,555,000 in the last fiscal year.

 We may have difficulty effectively managing our growth.

     We expect our business to grow in several areas:

          . We expect to expand our retail brokerage operations by both hiring registered representatives and acquiring other broker-dealers.
          . We have been increasing our investment banking activities and anticipate engaging in more underwritings and private placements in the future.
          . We anticipate a greater level of merchant banking business, particularly through investments made by Greenleaf Capital Partners II, LLC, a private investment fund we established this year. We are also committing resources to our majority-owned subsidiary, VentureHighway.com Inc., which owns and operates a branded website designed to match companies seeking funding from qualified investors and, in the future, will engage in public offerings or private placements over the Internet.

     Our current senior management has limited experience managing a rapidly growing enterprise and may not be able to effectively manage our growth.

We depend on David O. Lindner and Anthony J. Kirincic and the loss of either of their services could harm our business.

     We place substantial reliance upon the efforts and abilities of our two key executive officers: David O. Lindner, Chairman and Chief Executive Officer, and Anthony J. Kirincic, President and Chief Financial Officer. The loss of the services of either of them could have a material adverse effect on our business, operations, revenues or prospects. We do not have employment agreements with either of Messrs. Lindner or Kirincic, although we are considering entering into such agreements. We do not maintain and we do not intend to obtain key man insurance on the lives of Messrs. Lindner or Kirincic.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

     The securities industry is rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Many of our competitors have significantly greater financial, technical, marketing and other resources than us. Some of our competitors also offer a wider range of services and financial products than us and have greater name recognition and a larger client base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not harm our business.

We rely very heavily on our clearing broker, Correspondent Services Corporation, and termination of our agreement with it could disrupt our business.

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

     Correspondent Services Corporation acts as our clearing broker. It processes all securities transactions for our account and for the accounts of our clients. It also provides billing services, extends credit and provides for control and receipt, custody and delivery of securities. We depend upon the operational capacity and ability of Correspondent Services Corporation for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, we are exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. Our clearing agreement may be terminated by Correspondent Services Corporation upon 90 days' prior written notice. Termination of this agreement could disrupt our business since we would find it necessary to engage another clearing firm.

Our clearing broker extends credit to our clients and we are liable if our clients do not pay.

     We permit our clients to purchase securities on a margin basis or sell securities short, which means that our clearing firm extends credit to the client secured by cash and securities in the clients' account. During periods of volatile markets the value of the collateral held by our clearing broker could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, our clearing broker sells or buys securities at prevailing market prices, and may incur losses to satisfy client obligations. We have agreed to indemnify our clearing broker for losses it incurs while extending credit to our clients. As of March 31, 1999, we had approximately $11.5 million in credit extended to our clients through our clearing broker.

Employee misconduct could harm us and is difficult to detect and deter.

     We run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities. This type of misconduct could result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use of confidential information, which could result in regulatory sanctions and serious reputational harm. The precautions we take to prevent and detect this activity may not be effective to deter or prevent misconduct.

We are currently subject to extensive securities regulation, and the failure to comply could subject us to penalties or sanctions.

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC, the NASD and other self-regulatory organizations, such as the various stock exchanges and the Municipal Securities Rulemaking Board, and state securities commissions all require strict compliance with their rules and regulations. Failure to comply with any of these laws, rules or regulations could result in censure, the imposition of a fine, the issuance of a cease-and-desist order or in suspension or expulsion of us or any of our officers or employees, any of which could harm our business.


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

Failure to comply with net capital requirements could subject us to suspension or revocation by the SEC or suspension or expulsion by the NASD.

     The SEC and the NASD have stringent rules with respect to the maintenance of specific levels of net capital by broker-dealers. Our failure to maintain the required net capital may result in a suspension or revocation of our registration by the SEC or in a suspension or expulsion of our membership by the NASD. A change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit our operations that require the extensive use of our capital. A significant operating loss or any unusually large charge against net capital also could adversely affect our ability to expand or maintain our present levels of business, which could harm our business.

Despite our efforts, our computer systems as well as those of others may not be Year 2000 compliant, which could significantly disrupt our business.

     Like most securities firms, we depend to a very substantial degree upon the proper functioning of computer systems. This includes our internal systems and the systems of third parties with which we have significant interaction, including, most significantly, our clearing broker and vendors providing phone service, payroll services and banking services. Although the company has completed an evaluation of its mission critical systems and expects to remediate any systems that are not Year 2000 compliant by the third quarter of 1999, we cannot assure you that these results will be achieved. Although we have been working closely with third-party vendors to determine whether their systems will be Year 2000 compliant on a timely basis, we cannot assure you that they will be compliant and that we will not face disruption in our business, which could adversely effect our results of operation, liquidity and financial condition.

The exercise by Individual Investor Group of its right to terminate its agreement with VentureHighway to provide advertising and promotion could harm VentureHighway's business.

     As discussed in this Prospectus in the section entitled "Selling Stockholder" on page 10, Individual Investor Group, Inc. purchased the shares of common stock which it is offering pursuant to this Prospectus for $750,000 and also purchased a 19.9% equity interest in VentureHighway in exchange for providing VentureHighway with $3,184,000 of advertising and promotional services over a 30-month period. If VentureHighway, either directly or through a subsidiary is not registered as a broker-dealer with the SEC by December 31, 1999, we may be required to repurchase the shares of common stock owned by Individual Investor Group at cost, together with interest at 10% per annum, and Individual Investor Group may terminate its obligation to provide the advertising and promotional services to VentureHighway. Although we expect that VentureHighway will be registered as a broker-dealer by December 31, 1999, we cannot assure you that this will be the case. If Individual Investor were able to and did exercise its rights, although we anticipate that our obligation to repurchase the common stock would not have a material adverse effect on our capital resources, the loss of the promotional and advertising services by VentureHighway may adversely affect its business.


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


The success of VentureHighway is dependent upon market acceptance for recently introduced services and on-line commerce.

     VentureHighway's success will depend on the willingness of entrepreneurs and investors to use on-line services as a method to seek capital and business opportunities. We cannot assure you that entrepreneurs or investors will use on-line services for this purpose or will use the services of VentureHighway.

A significant percentage of our common stock is held by our directors and executive officers, who can significantly influence all actions by our company requiring a vote of our stockholders.

     Our directors and executive officers own approximately 47% of our outstanding common stock. Accordingly, management is in a position to significantly influence the election of the directors of our company and all other matters that are put to a vote of our stockholders.


We may issue preferred stock with preferential rights which may adversely affect your rights.

     The rights of the holders of our common stock will be subject to and may be adversely by the rights of holders of any preferred stock that may be issued by us in the future. Our articles of incorporation authorize our board of directors to issue up to 1,000,000 shares of "blank check" preferred stock, and to fix the rights, preferences, privilege and restrictions, including voting rights, of these shares without further stockholder approval. To date, we have not issued any shares of preferred stock.


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


                                 Use of Proceeds

         We will not receive any proceeds from the sale of the shares by the selling stockholder.


         Selling Stockholder

         The following table provides certain information with respect to the selling stockholder's beneficial ownership of our common stock as of August 11, 1999, and as adjusted to give effect to the sale of all of the shares offered hereby. See "Plan of Distribution." The selling stockholder possesses sole voting and investment power with respect to the securities shown. See the text following the footnotes for a description of the transaction in which our common stock was issued to the selling stockholder.

                         Shares Beneficially              Shares Beneficially
                              Owned                             Owned
                           Before Offering                  After Offering
                        -------------------                -----------------
                         Number                  Number
                           of                      of
                         Shares                  Shares    Number
Name                    -------    Percentage    Offered  of Shares  Percentage
---------------------              ----------   --------  ---------  ----------

Individual Investor      300,000       4.9%      300,000      -0-       -0-
Group, Inc.


     On June 2, 1999, we entered into a Securities Purchase Agreement with the selling stockholder pursuant to which the selling stockholder purchased 150,000 shares (300,000 shares on a post-split basis) of our common stock for $750,000. We contributed all the proceeds of this sale to the capital of our subsidiary, VentureHighway. We are obligated to file this registration statement registering the resale of these shares under the Securities Act of 1933 by August 2, 1999 and to use our best efforts to cause this registration statement to become effective as soon as practicable thereafter.

     On June 2, 1999, the selling stockholder also purchased 19.9% of the common stock of VentureHighway. The purchase price for the selling stockholder's ownership in VentureHighway was $3,184,000, which is payable in the form of promotion and advertising for VentureHighway in the selling stockholder's magazines, such as Individual Investor and Ticker, and on the selling stockholder's websites, such as iionline.com, during the next 30 months. If VentureHighway does not provide users with certain capabilities and if VentureHighway does not obtain registration, directly or indirectly, through a subsidiary, as a broker-dealer prior to December 31, 1999, the selling stockholder may elect to terminate the agreement. If the selling stockholder elects to terminate this agreement, the selling stockholder will return all of the equity of VentureHighway owned by it to VentureHighway and will be relieved of any further obligation to provide promotion and advertising. Also, the selling stockholder will have the right to require us to repurchase all the


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

shares of common stock then owned by the selling stockholder at cost ($2.50 per share adjusted for the stock split) together with interest at the rate of 10% per annum.

     We also entered into a Stockholder Agreement with the selling stockholder and VentureHighway with respect to our respective ownership of VentureHighway. Until the time when either the selling stockholder owns less than 10% of the outstanding common stock of VentureHighway or December 31, 2001 (the date when the promotion period expires), whichever event occurs later, the selling stockholder has the right to designate one member of VentureHighway's board of directors, and we have the right to designate the majority of such board. The Stockholders Agreement also places certain restrictions on, and rights with respect to, the sale of shares of VentureHighway stock by us and the selling stockholder.


                              Plan of Distribution

     The shares offered by the selling stockholder may be sold from time to time in transactions in The Nasdaq Stock Market, in negotiated transactions, or a combination of these methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling stockholder may sell its shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commission from the selling stockholder. Except as described in the following sentence, the selling stockholder has advised us that it has not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares. The selling stockholder has agreed with us that all sales of its shares on the open market will be made in brokerage transactions through Kirlin Securities, which will act as an agent and receive customary commissions. The selling stockholder and any broker-dealer that assist in the sale of the common stock may be deemed to be underwriters within the meaning of
Section 2(a)(11) of the Securities Act. The selling stockholder may agree to indemnify broker-dealers, including Kirlin Securities, for transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act. From time to time, the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of a default, be deemed to be the selling stockholder for purposes hereof.

     We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling stockholder is responsible for brokerage commissions, if any, attributable to the sale of such securities.


                                  Legal Matters

         The legality of the securities offered hereby has been passed upon by Graubard Mollen & Miller, New York, New York.


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

                                     Experts

         The consolidated financial statements of Kirlin Holding Corp. and subsidiaries as of December 31, 1998 and 1997, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Goldstein Golub Kessler LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities are sold.

          .    Annual Report on Form 10-KSB for the year ended December 31,
               1988;

          .    Quarterly Report on Form 10-QSB for the quarter ended March 31,
               1999;

          . Proxy Statement dated May 7, 1999, for its 1999 Annual Meeting of Stockholders;

          .    Current Report on Form 8-K dated June 2, 1999; and

          . The description of our common stock that is contained in our Registration Statement on Form 8-A, dated December 30, 1994, as amended on January 18, 1995.

     Potential investors may obtain a copy of any of the agreements summarized herein or any of our SEC filings without charge by written or oral request directed to Kirlin Holding Corp., Attention: Investor Relations, 6901 Jericho Turnpike, Syosset, New York 11791, (800) 899-9400.


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